REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 28, 2022.

1. Number of Directors

The number of directors for the ensuing year was set at seven (7), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 7	25,545,305 99.95%	14,138 0.05%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
Stephen de Jong	25,480,205 99.69%	79,238 0.31%	Elected
George Salamis	24,279,531 94.99%	1,279,912 5.01%	Elected
David Awram	24,280,031 94.99%	1,279,412 5.01%	Elected
Timo Jauristo	25,535,205 99.91%	24,238 0.09%	Elected
Anna Ladd-Kruger	25,535,268 99.91%	24,175 0.09%	Elected
C.L. "Butch" Otter	25,535,505 99.91%	23,938 0.09%	Elected
Carolyn Clark Loder	25,534,230 99.90%	25,213 0.10%	Elected

3. Appointment of Auditor

MNP LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of MNP LLP as Auditors of the Company	25,558,443 100.00%	1,000 0.00%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	21,489,057 94.52%	1,245,895 5.48%	Carried

DATED at Vancouver, British Columbia, this 29th day of June 2022.

INTEGRA RESOURCES CORP

Per:	/s/ Andrée St-Germain
Andrée St-Germain Chief Financial Officer